Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-207640) on Form S-8 of our report dated June 2, 2021, with respect to the statements of net assets available for benefits as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020 and the related notes, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

/s/ KPMG LLP
KPMG LLP
Atlanta, Georgia
June 2, 2021